VIA EDGAR

October 21, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Jessica Ansart

Re:	New You, Inc. Offering Statement on Form 1-A Filed June 23, 2021 File No. 024-11562

Dear Ms. Ansart:

We write on behalf of New You, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 16, 2021, commenting on the Company’s Offering Statement on Form 1-A filed June 23, 2021 (the “Offering Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Form 1-A filed June 23, 2021

Cover Page

1. Please revise your price range and/or volume to comply with the requirements of Rule 253(b). In this regard, we note the high end of the range would result in the company’s proceeds exceeding the maximum permitted amount for a Tier 2 offering. To the extent you elect to reduce the number of shares being offered, please update your Dilution section accordingly.

Rule 262(d) Bad Actor Disclosure, page 31

Response: In response to this comment, the Company has amended the Offering Statement throughout to reflect a maxim offering price of $0.125 and a maximum offering amount of no more that $50 million.

2. We note your disclosure on page 31 concerning the October 11, 2002 order barring Mr. Frankovich from association with any NASD member in any capacity. Please provide us with your analysis explaining why the order constitutes a qualifying event under the Rule 262(b) exception of Regulation A.

Response: As reported in the Company’s Current Report on Form 8-K filed October 8, 2021, Mr. Frankovich has resigned from all officer and director positions with the Company. Accordingly, the Company believes that the disqualifications set forth in Rule 262 are no longer applicable. The Offering Statement has been amended where applicable to reflect that Mr. Frankovich is no longer an officer or director of the Company.

Jessica Ansart

United States Securities and Exchange Commission

October 21, 2021

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.